                                  July 6, 2007



FEDERAL EXPRESS AND
EDGAR CORRESPONDENCE


United States Securities and Exchange Commission
Attn: Joshua Ravitz; John Stickel
100 F Street, N.E.
Washington, D. C. 20549

Re:      Smoky Market Foods, Inc.
         Response to SEC Comments regarding Registration Statement on Form SB-2 Filed May 16, 2007
         File No. 333-143008

Dear Mr. Ravitz:

         We received your letter dated June 15, 2007 (the "Comment Letter"), relating to the above-referenced Registration Statement on Form SB-2 (the "Registration Statement"), and are assisting Smoky Market Foods, Inc. (the "Company") in responding thereto. All responses set forth herein are on behalf, and based upon information provided by, the Company.

         To assist the staff of the Commission in completing its review of the responses to the comments contained in your letter as they relate to the Application, the comments from your letter are quoted below in italics and are followed in each case by the Company's response thereto. We have also included with the Federal Express version hereof a copy of Amendment No. 1 to the Registration Statement, which the Company has filed with the SEC on EDGAR, and a redline against the original filing. All pages references herein are to the clean version of Amendment No. 1.

         The Company's responses to the specific comments are set forth below.

General
-------

1. Please provide a summary, which should include a brief factual overview of the key aspects of your business and the offering. Refer to Item 503(a) of the Regulation S-B. For example, please include your revenues and net loss for the last audited period and interim stub. Please also disclose that you are in default on your promissory notes and discuss the implications of this default on your business, including the impact it could have on future efforts to raise capital. If you are a development stage company, disclose this fact and, if true, indicate that funds currently available to you will not be sufficient to meet your business plan for the next 12 months. Discuss your need to raise additional capital, and disclose that you will not receive any proceeds from the resale of the shares being registered here. In addition, disclose the going concern opinion of your certified public accountant. In addition, disclose the fact that you acquired your licenses and business model from Smoky Systems, Inc., and summarize your dependence on Mary Ann's Specialty Foods, Inc. Finally, clarify here and throughout the prospectus that Smoky Systems is an affiliate and the majority shareholder of your common stock.

United States Securities and Exchange Commission
July 6, 2007
Page 2

         RESPONSE: We have updated the Registration Statement to include a summary. We direct your attention to the "Summary" section beginning on page 3 of the revised Registration Statement.

2. In an appropriate place in the prospectus, provide promoter and control person information required by Item 404(c) of Regulation S-B.

         RESPONSE: We have provided all the applicable information required by
         Item 404(c) of Regulation S-B in the section titled "Certain Relationships and Transactions and Corporate Governance," which is found on page 30 of the revised Registration Statement.

3. Please revise to remove marketing language throughout the registration statement or provide us with objective evidence that such marketing claims are accurate. For example, you reference an "attractive market segment that is waiting to be captured" on page 29, the "enormous potential" of the RV users on page 30, "delicately Smoke-Bakes" on page 31, "delicious and unmistakably authentic smoked taste that it also light and delicate" on page 31, and "the quality that sets Smoky Market products apart from the competition" on page 32. These are meant as examples and are not all-inclusive.

         RESPONSE: We have removed the marketing language identified in your letter as well as other instances of language that may be deemed as marketing or overly promotional throughout the revised Registration Statement.

4.       Please provide us with backup supporting the following assertions:

         o Page 27: "We believe our restaurant concepts to be unique and cost-efficient foodservice systems that greatly mitigate typical operating risks and assure quality consistency in chain operations."
         o Page 28: "We believe that the retail packaged smoked-food and the barbeque segments of the food industry are considerably under-developed at this time, and that each of the two segments respectively represents a substantial market opportunity."
         o Page 28: "No restaurant chain or franchise is demonstrating the capability of rapidly growing and sustaining a smoked barbeque restaurant concept on a national level or even a multi-regional level."
         o Page 29: "[T]he category of fast-casual [is] one of the fastest-growing restaurant segments in the industry."
         o Page 31: "Aaron Allen is "an expert in the foodservice industry who has developed and expanded the operations of some of the best-known restaurants companies."

         RESPONSE: We have removed the indicated language from your first four examples. With respect to the third example (which remains in place to some extent in concept since the Company identifies Sonny's Bar-B-Q as the largest chain in the nation) and the fifth statement, we provide the following backup:

United States Securities and Exchange Commission
July 6, 2007
Page 3

                  "No restaurant chain or franchise is demonstrating the capability of rapidly growing and sustaining a smoked barbeque restaurant concept on a national level or even a multi-regional level."

                  As backup for the above assertion, we are providing to you herewith as Exhibit A a copy of a recent present release from Sonny's Barb-B-Q indicating that it is the largest barbeque chain restaurant in the country and has approximately 150 stores.

                  "Aaron Allen is "an expert in the foodservice industry who has developed and expanded the operations of some of the best-known restaurants companies."

                  As backup for the above assertion, attached as Exhibit B are screen shots from the QMG website
                  (www.quantifiedmarketing.com), which provide a representative list of clients for Mr. Allen as well as clients of QMG.

5. Please provide in the registration statement a basis for the following statements about your competitors. Alternately, delete:

         o Page 31: "[W]e found that commercial smokehouses used by typical competitor companies to produce smoked meat and fish use hickory dust to create smoke flavor or liquid smoke to penetrate the product for merely a sensation of smoky taste, with high concentrations of additives and injected liquids (and brining) to make up for cook shrinkage cost or to cure in the smoking process."
         o Page 32: "Based upon our review of the nutritional labels of our competitors, we believe Smoky Market brand goods are the most authentic and truly healthful of all commercial smoked meat products currently on the market. Customers may compare the USDA product labels and nutritional panels of Smoky Market retail packages against any commercially produced brand of smoked meat or fish and they will, we believe, see the quality that sets Smoky Market products apart from the competition."

         RESPONSE: We have substantially revised the above-referenced statements, in part, to include references to the Company's basis for such claims (see pages 34 and 35 of the revised Registration Statement).

6. Please provide us with the reports cited throughout your registration statement, such as those by Nation's Restaurant News, Fast Casual Dining, Prepared Foods magazine, and your marketing agency referenced on page 28. Also, tell us whether this information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the sources are not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that party should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulations S-K for additional guidance. Alternatively, you may be able to adopt some of these statements as your own.

United States Securities and Exchange Commission
July 6, 2007
Page 4

         RESPONSE: In order to avoid potential issues related to consents, the Company has removed the various references to Nation's Restaurant News, Fast Casual Dining, Prepared Foods and similar periodicals in the Registration Statement. For example, see page 34 of the revised Registration Statement.

7. We note that there is no public market for your common stock. As such, the registration statement must fix the price at which selling shareholders may sell their shares. Please make revisions throughout your prospectus to reflect sales by selling shareholders at a fixed price, including the fee table, cover page, and plan of distribution. Also, furnish the information required by Item 505 of Regulation S-B.

         RESPONSE: As noted in our voicemail exchange, the Company is aware of no rule requiring shares to be sold at a fixed price absent a public market for common stock. That said, the Company has caused a market maker to file an application with the NASD to receive a trading symbol. The review process for that application is in the late stages, and the Company expects to be publicly traded prior to, or at the time of, the effectiveness of the Registration Statement. With respect to Item 505 of Regulation S-B, the disclosure set forth in the prospectus is standard for a selling shareholder registration statement in light of the fact that each of the selling shareholders will consider different factors in determining the offering price.

Cover Page
----------

8. Please provide a description of the common shares being offered by categorizing them according to how many are underlying warrants, how many underlying convertible securities, or other. Refer to Item 501(a)(2) of Regulation S-B.

         RESPONSE: We have modified the cover page of the prospectus to reflect the number of common shares being offered that are currently outstanding, as well as the number of common shares which are subject to warrants and convertible notes.

Risk Factors, page 3
--------------------

9. If true, please add a risk factor to discuss that Smoky Systems, Inc. sought to pursue the same or a substantially similar business model, but was unable to generate significant revenues or profits as a result of its efforts.

         RESPONSE: We have added a risk factor to address your comment above. We refer you to page 6 of the revised Registration Statement.

10. Please add a risk factor to discuss the Franship program. If true, also discuss the fact that this business concept has not been tested before and discuss the risks of implementing an untested business concept.

         RESPONSE: After consideration of the early stage of conception of the program (and the fact that it may be substantially revised or abandoned in favor of a more traditional structure under certain circumstances), the Company have removed any references to the program in the Registration Statement and merely described the need to hire and motivate local management through one of a variety or combination of possible structures.

United States Securities and Exchange Commission
July 6, 2007
Page 5


11. Please add a risk factor to discuss your goal to establish co-branding relationships. Highlight that the host store will not be required to make any investment and will have virtually no risk, thus leaving you to bear all financial risks associated with the endeavor.

         RESPONSE: We have added a risk factor to address your comment above. We refer you to page 11 of the revised Registration Statement.

12. If you are a penny stock, please add a risk factor to disclose this factor and discuss the limitation associated with being a penny stock. Refer to Exchange Act Rules 15g-1 through 15g-9.

         RESPONSE: We have added a risk factor to address your comment above. We refer you to page 14 of the revised Registration Statement.

We expect to be dependent on a third party to provide design and marketing,
---------------------------------------------------------------------------
page 7
------

13. Please revise the heading to more accurately reflect the broad array of functions you expect to engage QMG to handle or assist with. Please also expand your disclosure on page 31 to provide a more detailed discussion of QMG and its current and expected responsibilities in the business section. Also, file any agreements with QMG as exhibits to the registration statement.

         RESPONSE: We have revised the heading on page 37 of the revised Registration Statement. We do not have any agreements with QMG at this time and have not finalized any precise details of the expected responsibilities of QMG in the future.

Special Note Regarding Forward-Looking Statements, page 11
----------------------------------------------------------

14. Incorporation by reference is not available to registrants on Part I of Form SB-2. Please revise here and throughout Part I to remove all reference to incorporation by reference.

         RESPONSE: We have removed all references to incorporation by reference throughout Part I of the revised Registration Statement.

Directors, Executive Officers, Promoters and Control Persons, page 14
---------------------------------------------------------------------

15. Please disclose the percentage of time that Shane Campbell and Dennis Harrison devote to your business. Also, clarify whether Edward Feintech and Toni Adams still serve as executives of Smoky Systems,[LLC], and, if so, disclose what percentage of their time is devoted to your business. Consider adding a risk factor discussing any potential conflicts of interest stemming from these other activities.

         RESPONSE: We have revised our disclosure in the "Directors, Executive Officers and Control Persons" section to reflect the percentage of time that Edward Feintech, Toni Adams, Shane Campbell and Dennis Harrison devote to the business of Smoky Market Foods. We have also included a new risk factor discussing any potential conflict of interest arising from Mr. Feintech's and Ms. Adams' affiliation with Smoky Systems. We refer you to pages 10 and 18-19 of the revised Registration Statement.

United States Securities and Exchange Commission
July 6, 2007
Page 6


Selling Stockholders, page 15
-----------------------------

16. It appears from the second sentence of footnote (1) on page 17 that the table may not include all selling shareholders. Please note that the registration statement must identify all shareholders offering shares under this prospectus. Revise your disclosure and footnote (1) as necessary to clarify that all selling shareholders have been identified. Refer to Item 403 and 507 of Regulation S-B.

         RESPONSE: We have language in question in footnote 1 on page 22 of the revised Registration Statement. The intent of the footnote in question was to disclose that, as a result of mechanics of the rules governing the calculation of beneficial ownership, the number of shares offerable by a selling stockholder could in certain circumstances exceed the number beneficially owned by that person. All selling shareholders have been identified.

Convertible Note and Warrant Offering, page 20
----------------------------------------------

17. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note). We note that, despite the lack of a public market for your shares, you were able to determine a market price for your shares in your executive compensation section beginning on page 42.

         RESPONSE: For purposes of the executive compensation section, we used conversion price of the convertible notes and the sale price of securities sold during that period. Using this value, $0.10 per share, the total value of the securities underlying the convertible notes is $848,454 (which equals the principal amount of the notes, plus accrued interest through September 30, 2007).

18. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosures of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

         Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

United States Securities and Exchange Commission
July 6, 2007
Page 7



         RESPONSE: In connection with the offer and sale of the convertible notes, the Company did not pay, or commit to pay, any amounts (including liquidated damages, fees or other payments) to selling shareholders or their affiliates other than interest that has accrued, or may accrue, under the terms of the convertible notes. Here follows, in tabular format, the dollar amount of accrued and accruing interest with respect to the convertible notes calculated out to September 30, 2007. As per your request, this list does not include the repayment of the $786,100 in principal under the convertible notes.


                                      ACCRUED
                                      INTEREST AS
NAME                                  OF 9/30/07
------------------------------------- -------------
Adams, Toni L                            $1,420.27
Anderson, Kenneth                           $89.01
Atkins, James & Elise                    $1,141.64
Badagliacca, Vince & Fran                  $719.38
Baker, Bobby Gene                           $80.38
Baker, David                                $80.38
Barnes, Rachel                              $43.89
Barone, Ron                              $1,804.93
Bartell, Fred                              $585.62
Bowyer, Brian                              $103.56
Brune, Shaun E.                          $1,168.77
Canaday, Robert                            $105.53
Costa, Lois                                 $45.12
Dahl, Kevin                              $1,070.14
Eichhorn, Jennifer                          $42.66
Eichhorn, Dave                              $81.37
Eichhorn, Mark & MaryAnn                 $1,215.62
Eichhorn, Ryan                              $40.68
Eichhorn, Suzanne                          $383.92
Elsden, William                            $177.04
Felts, Cameo Marie                          $52.77
Flax, Lisa                                  $45.12
Foster, Sarah N.                         $1,168.77
Foster, Verne                              $179.01
Hernandez, Kathryn                          $45.12
Horton, Calvin                           $2,263.56
Jackson, Howard                             $50.79
Kinder, Terri                               $91.85
Klevins, Richard                            $79.15
Klein, Christopher                       $1,886.30

United States Securities and Exchange Commission
July 6, 2007
Page 8


                                      ACCRUED
                                      INTEREST AS
NAME                                  OF 9/30/07
------------------------------------- -------------
Korleski, Bill & MaryAnn                    $92.22
Korleski, James & Karen                     $46.11
Korleski, Kelly                             $46.11
Larson, Gary & Linda                       $913.56
Lee, Yau-Shing                             $552.33
Littrell, Robert E.                        $517.07
Long, Leslee                                $45.12
Mueller, Jonathan                           $52.77
Mosley, James N.                           $133.99
Norris, Larry                            $1,261.23
Okun Video Production Co.                   $71.01
Peterson, Cali Lee                          $52.77
Pettit, Veronica                            $97.15
Platt, Ernest                               $48.70
Rector, Scott & Candace - #1             $1,519.52
                             Note #2     $1,765.48
Reuther, Susan N.                        $1,257.53
Rhor, John                               $1,510.27
Ridder, Patt                                $46.11
Schreck, Paul                               $45.62
Sharp, Rebecca                             $219.45
Sikes, Keith                                $91.23
Sikes, Larry & Patricia                     $91.23
Snyder, Nate & Rhoda                       $263.84
Sutherland, Toni                           $411.78
Stillwagon, Joe & Rita - #1              $1,691.51
                             Note #2       $279.86
Stillwagon, Joe & Roice                  $2,157.53
Stillwagon Family Trust                  $1,750.68
Stillwagon, Steve & Jana - #1            $1,814.79
                             Note #2     $1,183.56
Taylor, Kenneth                          $1,681.64
Utile, Gary & Kim                        $9,801.37
Zuckerman, Daniel & Nancy                  $413.01
TOTAL                                   $48,188.56

United States Securities and Exchange Commission
July 6, 2007
Page 9


19. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

         o the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible notes" means the securities underlying the note that may be received by the persons identified as selling shareholders]:

              o the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

              o the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

                  o if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

                  o if the conversion price per share if not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

              o The total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

              o The combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

              o The total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

              o the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

         If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

United States Securities and Exchange Commission
July 6, 2007
Page 10


         RESPONSE: Attached hereto as Exhibit C is the information requested. For your reference, we note that during the period that the Company was offering and selling the convertible notes, the Company was generally offering and selling common stock at a price of $0.10 per share (or convertible notes convertible at $0.10 per share) and is aware of no secondary transactions in its common stock. As a result, it believes that the market price of its common stock for all periods is $0.10 per share. Outstanding principal and accrued interest under the convertible notes is convertible, at the option of the holder of the convertible note, into common stock at the fixed price of $0.10.

         All of the convertible notes are past due. Accordingly, in order for this disclosure to be consistent with the Registration Statement (which registers all shares that could be issued if the convertible notes are held through September 30, 2007 and then convertible in full on that date), our calculations assume accrual of interest through that date. If the convertible notes are not converted or paid off before that date, the Company understands that additional shares issued with respect to the convertible notes are not subject to the Registration Statement.

         Absent an active trading market as of the date hereof, for purpose of determining the value of shares issued upon the conversion of the convertible notes, the table uses $0.10 per share (which is the conversion price and the market price on date of issuance). As a result, there is no "discount to market price" column, since the value of the common stock to be issued upon the conversion of the notes is identical to the principal amount of the notes, plus accrued interest.

20. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

         o the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

         o market price per share of the underlying securities on the date of the sale of that other security;

         o the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

              o if the conversion/exercise price is set at a fixed price, use the price per share on the date of the sale of that other security; and

              o if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

United States Securities and Exchange Commission
July 6, 2007
Page 11


         o the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

         o the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

         o the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

         o the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

         RESPONSE: The Company believes that all of the options, warrants, convertible notes or other convertible securities issued to date, including all of the foregoing issued to the selling shareholders, have an exercise price that was equal to or greater than the market price of its common stock on the date such security was issued and that none is subject to what would be termed a "conversion discount" or the equivalent.

21. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

         o the gross proceeds paid or payable to the issuer in the convertible note transaction;

         o all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 18;

         o    the resulting net proceeds to the issuer; and

         o the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 19 and Comment 20.

         Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments [as disclosed in response to Comment 18] and the total possible discount to the market price of the shares underlying the convertible note [as disclosed in response to Comment 19] divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

United States Securities and Exchange Commission
July 6, 2007
Page 12


         RESPONSE: The Company has received a principal amount of $786,100 of proceeds in the convertible note offering in exchange for convertible notes in a principal amount of $786,100. To date, the Company has not made any repayments on any of the convertible notes. Through September 30, 2007, the convertible notes will have accrued interest in the aggregate amount of $62,354, for a total amount due and payable to convertible note holders as of such date of $848,454. The convertible notes have no conversion discounts.

         The convertible notes accrue interest at the rate of 9% per annum and, as stated above, do not include any conversion discount. The $62,354 of accrued interest through September 30, 2007 represents 7.93% of the outstanding principal amount of the notes.

22. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

         o    the date of the transaction;

         o the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

         o the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

         o the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

         o the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

         o the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

         o the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

         RESPONSE: Attached hereto as Exhibit D is a list, presented in tabular format, which provides the information requested.

United States Securities and Exchange Commission
July 6, 2007
Page 13



23. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

         o the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

         o the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

         o the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

         o the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

         o the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

         In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

         RESPONSE: Here follows a table which provides the information requested above.

Number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates
of the company, and affiliates of the selling shareholders                     0
--------------------------------------------------------------------------------
Number of shares registered for resale by the selling shareholders or
affiliates of the selling shareholders in prior registration statements        0
--------------------------------------------------------------------------------
Number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the
selling shareholders or affiliates of the selling shareholders                 0

Number of shares that have been sold in registered resale transaction by the
selling shareholders or affiliates of the selling shareholders                 0
--------------------------------------------------------------------------------
Number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current
transaction                                                        18,270,537(1)
--------------------------------------------------------------------------------
(1) The number of shares registered on behalf of each selling shareholder and affiliates is contained in the selling shareholder table beginning on page 20 of the Registration Statement.

24. Please provide us, with a view toward disclosure in the prospectus, with the following information:

United States Securities and Exchange Commission
July 6, 2007
Page 14


         o whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

         o whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

              o the date on which each such selling shareholder entered in to that short position; and

              o the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and under the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

         RESPONSE: The Company does not intend to make payments due under the convertible notes. Although the Company has received no binding commitments from any selling shareholders, it believes that all, or substantially all, holders of convertible notes will convert the notes into common stock at such time as the Registration Statement is effective and a market exists for the common stock. To the extent convertible notes remain unconverted at such time, the Company would expect to pay off the convertible notes with the proceeds of future financing. The Company has not commitments with respect to future financings but believes, based upon the response from potential investors, brokers and others at investor conferences and in face to face meetings, that it would be able to raise the capital necessary to pay off the convertible notes if needed. Disclosures of risks associated with the Company liquidity position are contained throughout the Registration Statement, including on pages 5, 7, 44 and 45.

         Based on information obtained from the selling shareholders, the Company does not believe that any of the selling shareholders have an existing short position in the Company's common stock.

25. Please provide us, with a view toward disclosure in the prospectus, with:

         o a materially complete description of the relationship and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

         o copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

United States Securities and Exchange Commission
July 6, 2007
Page 15


         If it is your view that such a description of the relationship and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

         RESPONSE: With respect to the Company itself, it is the view of the Company that all such relationships and arrangements are described in the prospectus and that all such agreement are filed as Exhibits to the Registration Statement.

                  In response to this question, the Company notes that some of the selling shareholders are also investors in and members of Smoky Systems, LLC, the majority shareholder of the Company and the Edward Feintech, CEO of the Company, is the manager of Smoky Systems, LLC. The following list presents those selling shareholders that are also members Smoky Systems along with their respective percentage ownership of Smoky Systems. Those individuals whose percentage ownership is marked by an asterisk own less than one percent of Smoky Systems.

                           Toni L. Adams                        4.83%
                           Scott L. Bargfrede                      *
                           Fred Bartell                            *
                           Bruen Family Trust                      *
                           Kevin Dahl                              *
                           Mark Eichhorn                           7%
                           Edward C. Feintech                     33%
                           Calvin Horton                         1.1%
                           Raul Juarez                             *
                           (InterState Refrigeration)
                           Richard Klevins                         *
                           Bill Korleski                         1.2%
                           Kelly Korleski                          *
                           Roger Krone                             *
                           Robert Littrell                         *
                           James Mosley                            *
                           Scott Rector                            *
                           Patt Ridder                             *
                           Nate Snyder                             *
                           Gary Utile                            1.4%

26. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

United States Securities and Exchange Commission
July 6, 2007
Page 16



         RESPONSE: As disclosed in the section of the prospectus entitled "Selling Stockholder and Affiliates," the Company is under an obligation to register each of the shares of common stock subject to the Registration Statement. In determining how many shares to register, the Company registered the minimum number required under its arrangements with the selling stockholders.

         the company has updated the fee table to conform with the shares listed in the Selling Shareholders and Affiliates section of the prospectus (and to reflect an increase in that number to shares issuable upon the conversion of interest that may accrue through September 30, 2007).

27. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

         RESPONSE: We have updated the footnotes to the selling stockholder table on page 20 of the Registration Statement to reflect the persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Selling Stockholders and affiliates, page 15
--------------------------------------------

28. Through footnotes or otherwise, please link the shares that each selling shareholder is registering to a specific private placement listed under Private Placements on page 20 and describe any other material relationship that the selling shareholder has had with you within the past three years. Please ensure that the number of shares is consistent between the two sections. Refer to Item 507 of Regulation S-B.

         RESPONSE: We have added new footnotes and amended others to link the shares that each selling shareholder is registering to a specific private placement listed under Private Placements beginning on page 25 of the Registration Statement.

Convertible Note and Warrant Offering, page 20
----------------------------------------------

29. More clearly explain the convertible note and warrant offering both here and through the prospectus such that it is clear precisely which shares you are registering and that these shares are consistently described throughout the prospectus. In addition, we note that the principal amount of the convertible promissory notes and the terms of the warrants differs here from what is described on page II-3. Please revise accordingly.

         RESPONSE: We have included a new footnote 3 to the selling shareholder table to further clarify that the shares being registered by the Registration Statement includes shares that are issuable upon conversion of the notes and warrants. We have also conformed the description of the terms of the convertible notes on page 25 and page II-3 of the revised Registration Statement.

Independence of Board of Directors and Committees, page 27
----------------------------------------------------------

30. Please provide information about the transactions between you and First American Bank, as required by Item 404 of Regulation S-B.

United States Securities and Exchange Commission
July 6, 2007
Page 17



         RESPONSE: Other than the establishment of a checking account, there have been no transactions between the Company and First American Bank, which the Company does not rise to the level of materiality necessary to require disclosure under Item 404 of Regulation S-B.

Description of Business, page 27
--------------------------------

31. Please revise this section to provide more detail and clarity in regards to all material aspects of your business. For example, you state that you are in the process of securing capital to start-up revenue-producing operation and open stores this year, but it is unclear what these financing plans are, if any, and how close you are to securing such funding. Also, while it is appropriate to discuss your aspirations as a business, this should be preceded by a robust description of your current business as it is today. As such, describe current menu items and the manner in which you are distributing them currently before describing your future menu items and future business models. If a three-month test at one location is your only revenue-generating operations to date, then state this fact. In addition, describe what stage of development you are at for each business model or concept you intend to employ, the steps you have taken to date to implement them, their timeline and anticipated costs, and how you intend to fund them. Refer to Section 101 of Regulation S-B.

         RESPONSE: We have revised the Description of the Business consist with your comments, except as follows. You ask that we detail specific funding plans. The Company has no contractual commitments, and all offerings being discussed by the Company and potential investors are expected to be "private offerings," exempt from the registration requirements of the Securities Act under Rule 506, Section 4(2) other similar exemptions. Since each such exemption prohibits general solicitation and marketing with respect to the offering, the Company does not believe that identifying the specific terms or other aspects of any potential transaction is permitted in a publicly available prospectus. In addition, because the Company has not commenced a formal offering (in part because of the pending status of this Registration Statement), any description of a potential offering would be speculative.

Kosher & Organic Production, page 32
------------------------------------

32. Please remove this section, or advise.

         RESPONSE:  We have removed this section.

Management's Discussion & Analysis, page 37
-------------------------------------------

33. Please substantially revise this section to provide more detail and clarity. Note that MD&A should not merely repeat or expand upon the description of the business, but should provide a narrative explanation that allows investors to see the company through the eyes of management. In addition to communicating how the numbers have changed within the financial statements it should provide management's perspective and analysis of such changes. Refer to SEC Release No. 33-8350 dated December 19, 2003. Include in your disclosure the business reasons underlying changes between periods and discuss any material trends. In addition, include a discussion of how long you can presently continue to satisfy your cash requirements before additional funding will be necessary to sustain the business. See Item 303(a)(1)(i) of Regulation S-B. Disclose also that you are in default on your promissory notes and discuss the implications of this default.

United States Securities and Exchange Commission
July 6, 2007
Page 18



         RESPONSE: The Company has revised the Management's Discussion and Analysis section to provide more detail and clarity and to include a specific reference to how long it can satisfy its cash requirements before funding will be required. Your request that the company explain "the business reasons underlying changes between periods and material trends" appears to be inconsistent with the requirements and structure of Item 303 of Regulation S-B. Such regulation provides that companies with no revenues from operations shares provide the information required by subparagraphs (a) [plan of operation] and (c) [off-balance sheet arrangement], but not (b) [discussion of financial condition and results of operations], presumably because inter-period comparisons are not meaningful for a startup company. Smoky Market has not generated a meaningful amount of revenue or commenced operations, and its financial statements do not even reflect a prior period. Consistent with the requirements and logic of Item 303 of Regulation S-B, the Company does not believe that discussions of changes between periods and material trends is required or meaningful.

Directors Compensation, page 43
-------------------------------

34. Provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in the table. For example, disclose the number of shares granted to Messrs. Bargfrede and Brune such that they had $5,000 in stock award compensation and explain whether or not this is an annual compensation arrangement. Refer to
         Item 402(f)(3) of Regulation S-B.

         RESPONSE: We have clarified in footnote 1 to the Directors Compensation table on page 50(that the number of shares awarded to Messrs. Bargfrede and Brune was 50,000 shares and that the award was not part of an annual compensation arrangement.



If you have any comments or questions regarding the foregoing, feel free to call me at (801) 257-7963.


                                             Very truly yours,



                                             /s/ Bryan T. Allen

cc: Edward C. Feintech

                                    Exhibit A



                   SONNY'S BARB-B-Q INFORMATION FOR QUESTION 4







                                 [see attached]

                                    Exhibit B



                  AARON ALLEN / QMG INFORMATION FOR QUESTION 4







                                 [see attached]

                                    Exhibit C



                       TABULAR DISCLOSURE FOR QUESTION 19





                                 [see attached]

                                                                                                                         MARKET
                                                                                                           SHARES       PRICE OF
                                              MARKET      FIXED                 ACCRUED                   ISSUABLE       SHARES
                                             PRICE ON   CONVERSION              INTEREST                    UPON         ISSUABLE
                                  PURCHASE   PURCHASE    PRICE OF                 AS OF    TOTAL OWED     CONVERSION    AS OF DATE
NAME                                DATE       DATE       NOTES     INVESTEMENT   DATE     AS OF DATE     AS OF DATE    (@ $0.10)
DATE OF CALCULATIONS              09/30/07
----------------------------------------------------------------------------------------------------------------------------------
Adams, Toni L                      5/9/2007    $0.10      $0.10        $40,000  $1,420.27   $41,420.27      414,203     $41,420.27
Anderson, Kenneth                 10/4/2006    $0.10      $0.10         $1,000     $89.01    $1,089.01       10,890      $1,089.01
Atkins, James & Elise             6/24/2006    $0.10      $0.10        $10,000  $1,141.64   $11,141.64      111,416     $11,141.64
Badagliacca, Vince & Fran          9/6/2006    $0.10      $0.10         $7,500    $719.38    $8,219.38       82,194      $8,219.38
Baker, Bobby Gene                 4/20/2007    $0.10      $0.10         $2,000     $80.38    $2,080.38       20,804      $2,080.38
Baker, David                      4/20/2007    $0.10      $0.10         $2,000     $80.38    $2,080.38       20,804      $2,080.38
Barnes, Rachel                     4/5/2007    $0.10      $0.10         $1,000     $43.89    $1,043.89       10,439      $1,043.89
Bargfrede, Scott & Terri          5/31/2006    $0.10      $0.10        $15,000  $1,801.23   $16,801.23      168,012     $16,801.23
Barone, Ron                       5/30/2006    $0.10      $0.10        $15,000  $1,804.93   $16,804.93      168,049     $16,804.93
Bartell, Fred                     6/12/2006    $0.10      $0.10         $5,000    $585.62    $5,585.62       55,856      $5,585.62
Bowyer, Brian                     4/15/2007    $0.10      $0.10         $2,500    $103.56    $2,603.56       26,036      $2,603.56
Brune Family Trust - #1            6/2/2006    $0.10      $0.10        $10,000  $1,195.89   $11,195.89      111,959     $11,195.89
                        Note #2   8/18/2006    $0.10      $0.10        $10,000  $1,006.03   $11,006.03      110,060     $11,006.03
                        Note #3   8/31/2006    $0.10      $0.10        $55,500  $5,405.55   $60,905.55      609,055     $60,905.55
                        Note #4   2/12/2007    $0.10      $0.10        $20,000  $1,134.25   $21,134.25      211,342     $21,134.25
                        Note #5    4/1/2007    $0.10      $0.10        $20,000    $897.53   $20,897.53      208,975     $20,897.53
Brune, Shaun E.                   8/31/2006    $0.10      $0.10        $12,000  $1,168.77   $13,168.77      131,688     $13,168.77
Canaday, Robert                   2/28/2007    $0.10      $0.10         $2,000    $105.53    $2,105.53       21,055      $2,105.53
Costa, Lois                       3/31/2007    $0.10      $0.10         $1,000     $45.12    $1,045.12       10,451      $1,045.12
Dahl, Kevin                       2/25/2007    $0.10      $0.10        $20,000  $1,070.14   $21,070.14      210,701     $21,070.14
Eichhorn, Jennifer                4/10/2007    $0.10      $0.10         $1,000     $42.66    $1,042.66       10,427      $1,042.66
Eichhorn, Dave                    4/18/2007    $0.10      $0.10         $2,000     $81.37    $2,081.37       20,814      $2,081.37
Eichhorn, Mark & MaryAnn          5/25/2006    $0.10      $0.10        $10,000  $1,215.62   $11,215.62      112,156     $11,215.62
Eichhorn, Ryan                    4/18/2007    $0.10      $0.10         $1,000     $40.68    $1,040.68       10,407      $1,040.68
Eichhorn, Suzanne                 4/10/2007    $0.10      $0.10         $9,000    $383.92    $9,383.92       93,839      $9,383.92
Elsden, William                   10/6/2006    $0.10      $0.10         $2,000    $177.04    $2,177.04       21,770      $2,177.04
Feintech, Edward C.                5/9/2007    $0.10      $0.10        $25,000    $887.67   $25,887.67      258,877     $25,887.67
Felts, Cameo Marie                2/28/2007    $0.10      $0.10         $1,000     $52.77    $1,052.77       10,528      $1,052.77
Flax, Lisa                        3/31/2007    $0.10      $0.10         $1,000     $45.12    $1,045.12       10,451      $1,045.12
Foster, Sarah N.                  8/31/2006    $0.10      $0.10        $12,000  $1,168.77   $13,168.77      131,688     $13,168.77
Foster, Verne                     10/2/2006    $0.10      $0.10         $2,000    $179.01    $2,179.01       21,790      $2,179.01
Hernandez, Kathryn                3/31/2007    $0.10      $0.10         $1,000     $45.12    $1,045.12       10,451      $1,045.12
Horton, Calvin                   11/28/2006    $0.10      $0.10        $30,000  $2,263.56   $32,263.56      322,636     $32,263.56
Jackson, Howard                    3/8/2007    $0.10      $0.10         $1,000     $50.79    $1,050.79       10,508      $1,050.79
Kinder, Terri                      5/4/2007    $0.10      $0.10         $2,500     $91.85    $2,591.85       25,918      $2,591.85
Klevins, Richard                  2/28/2007    $0.10      $0.10         $1,500     $79.15    $1,579.15       15,792      $1,579.15
Kline, Christopher               11/28/2006    $0.10      $0.10        $25,000  $1,886.30   $26,886.30      268,863     $26,886.30
Korleski, Bill & MaryAnn          3/27/2007    $0.10      $0.10         $2,000     $92.22    $2,092.22       20,922      $2,092.22
Korleski, James & Karen           3/27/2007    $0.10      $0.10         $1,000     $46.11    $1,046.11       10,461      $1,046.11
Korleski, Kelly                   3/27/2007    $0.10      $0.10         $1,000     $46.11    $1,046.11       10,461      $1,046.11
Larson, Gary & Linda              5/24/2006    $0.10      $0.10         $7,500    $913.56    $8,413.56       84,136      $8,413.56
Lee, Yau-Shing                    2/18/2007    $0.10      $0.10        $10,000    $552.33   $10,552.33      105,523     $10,552.33
Littrell, Robert E.                2/9/2007    $0.10      $0.10         $9,000    $517.07    $9,517.07       95,171      $9,517.07
Long, Leslee                      3/31/2007    $0.10      $0.10         $1,000     $45.12    $1,045.12       10,451      $1,045.12
Mueller, Jonathan                 2/28/2007    $0.10      $0.10         $1,000     $52.77    $1,052.77       10,528      $1,052.77
Mosley, James N.                  5/24/2006    $0.10      $0.10         $1,100    $133.99    $1,233.99       12,340      $1,233.99
Norris, Larry                    10/24/2006    $0.10      $0.10        $15,000  $1,261.23   $16,261.23      162,612     $16,261.23
Okun, Tony                         5/9/2007    $0.10      $0.10         $2,000     $71.01    $2,071.01       20,710      $2,071.01
Peterson, Cali Lee                2/28/2007    $0.10      $0.10         $1,000     $52.77    $1,052.77       10,528      $1,052.77
Pettit, Veronica                  3/17/2007    $0.10      $0.10         $2,000     $97.15    $2,097.15       20,972      $2,097.15
Platt, Ernest                     8/31/2006    $0.10      $0.10           $500     $48.70      $548.70        5,487        $548.70
Rector, Scott & Candace - #1      5/25/2006    $0.10      $0.10        $12,500  $1,519.52   $14,019.52      140,195     $14,019.52
                        Note #2   10/7/2006    $0.10      $0.10        $20,000  $1,765.48   $21,765.48      217,655     $21,765.48
Reuther, Susan N.                10/25/2006    $0.10      $0.10        $15,000  $1,257.53   $16,257.53      162,575     $16,257.53
Rhor, John                        1/28/2007    $0.10      $0.10        $25,000  $1,510.27   $26,510.27      265,103     $26,510.27
Ridder, Patt                      3/27/2007    $0.10      $0.10         $1,000     $46.11    $1,046.11       10,461      $1,046.11
Schreck, Paul                     3/29/2007    $0.10      $0.10         $1,000     $45.62    $1,045.62       10,456      $1,045.62
Sharp, Rebecca                     4/5/2007    $0.10      $0.10         $5,000    $219.45    $5,219.45       52,195      $5,219.45
Sikes, Keith                      3/29/2007    $0.10      $0.10         $2,000     $91.23    $2,091.23       20,912      $2,091.23
Sikes, Larry & Patricia           3/29/2007    $0.10      $0.10         $2,000     $91.23    $2,091.23       20,912      $2,091.23
Snyder, Nate & Rhoda              2/28/2007    $0.10      $0.10         $5,000    $263.84    $5,263.84       52,638      $5,263.84
Smoky Systems LLC                  5/4/2007    $0.10      $0.10        $50,000  $1,836.99   $51,836.99      518,370     $51,836.99
Sutherland, Toni                 10/31/2006    $0.10      $0.10         $5,000    $411.78    $5,411.78       54,118      $5,411.78
Stillwagon, Joe & Rita - #1      10/22/2006    $0.10      $0.10        $20,000  $1,691.51   $21,691.51      216,915     $21,691.51
                        Note #2   2/15/2007    $0.10      $0.10         $5,000    $279.86    $5,279.86       52,799      $5,279.86
Stillwagon, Joe & Roice          10/15/2006    $0.10      $0.10        $25,000  $2,157.53   $27,157.53      271,575     $27,157.53
Stillwagon Family Trust          10/10/2006    $0.10      $0.10        $20,000  $1,750.68   $21,750.68      217,507     $21,750.68
Stillwagon, Steve & Jana - #1     9/27/2006    $0.10      $0.10        $20,000  $1,814.79   $21,814.79      218,148     $21,814.79
                        Note #2    2/2/2007    $0.10      $0.10        $20,000  $1,183.56   $21,183.56      211,836     $21,183.56
Taylor, Kenneth                  10/24/2006    $0.10      $0.10        $20,000  $1,681.64   $21,681.64      216,816     $21,681.64
Utile, Gary & Kim                 4/18/2006    $0.10      $0.10        $75,000  $9,801.37   $84,801.37      848,014     $84,801.37
Zuckerman, Daniel & Nancy        10/30/2006    $0.10      $0.10         $5,000    $413.01    $5,413.01       54,130      $5,413.01
                                                                 ==============            ============ ============
TOTAL                                                                 $786,100    $62,354     $848,454    8,484,537       $848,454


                                    Exhibit D



                       TABULAR DISCLOSURE FOR QUESTION 22





                                 [see attached]




                                                                                                 number of shares
                                                                             Number Shares      outstanding held by
                                                                           outstanding prior        non-selling
                                                   Date of Transaction      to transaction     shareholder/affiliates

------------------------------------------------ ------------------------ -------------------- ----------------------
Smoky Systems License Transaction                       5/1/2006                   0                     0
------------------------------------------------ ------------------------ -------------------- ----------------------

------------------------------------------------ ------------------------ -------------------- ----------------------
Founders Shares for Officers/Directors (1)            5/1/2006 (2)            40,000,000                 0
                                                 ------------------------ -------------------- ----------------------
Directors/Officers option grant (3)


------------------------------------------------ ------------------------ -------------------- ----------------------

------------------------------------------------ ------------------------ -------------------- ----------------------
Convertible Note/Warrant Offering (4)             May 2006 to May 2007                                   0
Shares issuable upon conversion of notes
shares issuable upon exercise of warrants


------------------------------------------------ ------------------------ -------------------- ----------------------

------------------------------------------------ ------------------------ -------------------- ----------------------
Consultant Transactions
InterState Refrigerated                                October-06             40,300,000
Kenneth Hankin                                         December-06            40,350,000
Analog Consulting                                       March-07              41,600,000
Mark & MaryAnn Eichhorn                                 April-07              41,700,000
Crescent Fund LLC                                       April-07              42,200,000
Roger Krone                                             April-07              42,525,000
------------------------------------------------ ------------------------ -------------------- ----------------------

------------------------------------------------ ------------------------ -------------------- ----------------------
Edward Feintech Employment Agreement                     May-07
share issuance                                                                42,550,000
option grant
------------------------------------------------ ------------------------ -------------------- ----------------------



                                                     number shares       percentage of total
                                                  issued or issuable    issued and outstanding
                                                  in connection with       shares issued in      market price    current market
                                                      transaction            transaction           per share     price per share

------------------------------------------------  -------------------- ------------------------- -------------- ------------------
Smoky Systems License Transaction                     40,000,000                 100%                $0.01            $0.10
------------------------------------------------  -------------------- ------------------------- -------------- ------------------

------------------------------------------------  -------------------- ------------------------- -------------- ------------------
Founders Shares for Officers/Directors (1)              300,000                   1%                 $0.01            $0.10
                                                                                                 -------------- ------------------
Directors/Officers option grant (3)                    1,462,500
                                                  --------------------
                                                       1,762,500
------------------------------------------------  -------------------- ------------------------- -------------- ------------------

------------------------------------------------  -------------------- ------------------------- -------------- ------------------
Convertible Note/Warrant Offering (4)                                                                $0.10            $0.10
Shares issuable upon conversion of notes               8,484,537
shares issuable upon exercise of warrants              7,861,000
                                                  --------------------
                                                      16,345,537
------------------------------------------------  -------------------- ------------------------- -------------- ------------------

------------------------------------------------  -------------------- ------------------------- -------------- ------------------
Consultant Transactions                                                                              $0.10            $0.10
InterState Refrigerated                                 50,000                    0%
Kenneth Hankin                                         1,250,000                  3%
Analog Consulting                                       100,000                   0%
Mark & MaryAnn Eichhorn                                 500,000                   1%
Crescent Fund LLC                                       325,000                   1%
Roger Krone                                             25,000                    0%
------------------------------------------------  -------------------- ------------------------- -------------- ------------------

------------------------------------------------  -------------------- ------------------------- -------------- ------------------
Edward Feintech Employment Agreement                                                                 $0.10            $0.10
share issuance                                         1,500,000                  3%
option grant                                            425,000
------------------------------------------------  -------------------- ------------------------- -------------- ------------------


(1) Represents 50,000 shares of our common stock to each of Edward Feintech, President, CEO and Chairman; Toni Adams, Secretary; Dennis Harrison, Chief
      Information Officer; Shane Campbell, Chief Financial Officer; and to Scott
      Bargfrede and Daniel Brune, Directors, in exchange for an assignment of all intellectual property held by any of them related to our business.


(2) Shares issued to Dan Brune, and options granted to Dan Brune, were issued in October 2006 when his service as a director commenced.

(3) Options have an exercise price of $0.10 per share and are distributed as follows:       Name of Optionee     Number of Shares
                                                                                            ----------------     ----------------
                                                                                             Edward Feintech              325,000
(4) Issuance dates for the notes are set forth on the table attached as Exhibit C.           Dennis Harrison              487,500
                                                                                              Shane Campbell              162,500
                                                                                                  Toni Adams              162,500
                                                                                             Scott Bargfrede              162,500
                                                                                                Daniel Brune              162,500

